NO ACT

PE
12-11-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION [redacted]
WASHINGTON, D.C. 20549-4561

09013135

Received SEC

DEC 2 2 2009

Washington, DC 20549

December 22, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Becton, Dickinson and Company
Incoming letters dated December 11, 2009 and December 13, 2009

Dear Mr. Chevedden:

This is in response to your letters dated December 11, 2009 and December 13, 2009 concerning the shareholder proposal submitted to BD by Kenneth Steiner. On November 12, 2009, we issued our response expressing our informal view that BD could exclude the proposal for its upcoming annual meeting.

We have read your letter dated December 13, 2009 as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Dean J. Paranicas
Vice President,
Corporate Secretary and Public Policy
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 13, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Kenneth Steiner's Rule 14a-8 Proposal
Becton, Dickinson and Company (BDX)
Special Meeting Topic

Ladies and Gentlemen:

It is believed that Becton, Dickinson and Company (November 12, 2009), should allow publication of the rule 14a-8 proposal. The reason is that the company did not disclose in its no action request that the 2010 company definitive proxy proposal on the same topic was for a totally unnecessary shareholder vote. The company provided no precedent that the Staff has previously allowed a totally unnecessary company ballot item to prevent publication of a rule 14a-8 proposal.

Per BDX Preliminary proxy, Dec. 10, 2009:
http://www.sec.gov/Archives/edgar/data/10795/000095012309069851/y80914ppre14a.htm#143

Proposals 2 [auditors] and 3 [special meetings] are "discretionary items" and New York Stock Exchange ("NYSE") member brokers that do not receive instructions on how to vote may cast those votes in their discretion.

["discretionary item"]
Proposal 3. APPROVAL OF AN AMENDMENT TO BY-LAWS

The Board of Directors recommends approval of an amendment to Article II, Section 2.C of BD's By-Laws that would allow holders of at least 25% of the voting power of BD's outstanding capital stock to call a special meeting of shareholders. Currently, only the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may call a special meeting of BD's shareholders. Last year, BD's shareholders approved a shareholder proposal that requested BD to amend its By-Laws to allow holders of 10% to call such meetings. The Board is now asking shareholders to consider adopting a 25% threshold instead, for the reasons discussed below.

Therefore it is believed that Becton, Dickinson and Company (November 12, 2009) should allow publication of the rule 14a-8 proposal.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Kenneth Steiner's Rule 14a-8 Proposal
Becton, Dickinson and Company (BDX)
Special Meeting topic

Ladies and Gentlemen:

In regard to Becton, Dickinson and Company (November 12, 2009), below are the 1128-words in the company preliminary proxy filed December 10, 2009 regarding the company proposal addressing a shareholder right to call a special meeting. The rule 14a-8 proposal did not ask that management be allowed an unlimited right to stuff the ballot with their own proposals at such a special meeting as provided in item (f).

PROPOSED AMENDMENT TO BD'S BY-LAWS

C. SPECIAL MEETINGS. (a) Special meetings of the shareholders may be called by the Board of Directors or by the Chairman of the Board or by the Chief Executive Officer or by the President, and shall be called by the Chairman of the Board or by the Chief Executive Officer or by the President upon written request of a majority of the Directors then in office, which request shall state the time, place and purpose of the meeting. Subject to the other provisions of this Section 2.C, a special meeting of shareholders shall be called by the Secretary at the written request (a "Special Meeting Request") of holders of record of at least 25% of the voting power of the outstanding capital stock of the Company entitled to vote on the matter or matters to be brought before the proposed special meeting. Such Special Meeting Request must be made in proper written form as specified in subsection (b) of this Section 2.C. This Section 2.C is the exclusive means by which a shareholder may nominate persons for election to the Board of Directors and/or present other business at a special meeting of shareholders.

(b) A Special Meeting Request to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company, and shall be signed by each shareholder, or a duly authorized agent of such shareholder, requesting the special meeting. To be in proper written form, a Special Meeting Request must set forth (i) all the information required under subsection (c)(i) and/or (ii) of Article II, Section 2.D of these By-Laws, as applicable, with respect to the nominations or other business proposed to be brought before such special meeting; (ii) all of the information required to be set forth in a shareholder's notice under subsections (c)(iii) through (ix) of Article II, Section 2.D of these By-Laws with respect to each shareholder requesting such meeting; (iii) all information relating to each such shareholder that would be required to be disclosed in connection with the shareholder's solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), and all information, whether or not relating to such shareholder, that would otherwise be required in connection with the shareholder's solicitation of proxies with respect to the matters proposed to be acted upon at the meeting, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; (iv) an acknowledgment by such shareholder that any disposition of shares of common stock of the Company held of record by such shareholder as of the date of delivery of the Special Meeting Request and prior to the record date for the special meeting of shareholders requested by such shareholder shall constitute a revocation of such request with respect to such shares.

(c) The Secretary shall (as promptly as practicable but in no event more than ten days following delivery of a Special Meeting Request that complies with subsection (b) of this Section 2.C) determine whether the request has been made by shareholders owning and holding, in the aggregate, the number of shares necessary to request a special meeting pursuant to this Section 2.C. Upon the Secretary's finding that holders of the requisite number of shares have made the request, the Board shall determine (as promptly as practicable but in no event more than ten days following the date of the Secretary's finding), with the advice of counsel, whether the request is valid under the criteria set forth in subsection (d) of this Section 2.C, and if the request is determined to be valid shall proceed to fix a date, time and place for the meeting, which date shall be not more than 90 days after the receipt of the Special Meeting Request. Subject to the preceding sentence, in fixing a date and time for a special meeting pursuant to a Special Meeting Request, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board of Directors to call an annual meeting or a special meeting, and nothing herein will limit the power of the Board of Directors or the chair appointed for any annual or special meeting in respect of the conduct of any such meeting.

(d) Notwithstanding the foregoing provisions of this Section 2.C, a special meeting requested by shareholders shall not be held if: (i) an annual or special meeting of shareholders that included an identical or substantially similar item of business ("Similar Business") (as determined in good faith by the Board of Directors) was held not more than 120 days before the Special Meeting Request was received by the Secretary; (ii) the Board of Directors has called or calls for an annual or special meeting of shareholders to be held within 90 days after the Special Meeting Request is received by the Secretary and the Board of Directors determines in good faith that the business to be conducted at such meeting includes the Similar Business. For purposes of this Section 2.C, the election of directors shall be deemed to be Similar Business with respect to all items of business involving the election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors; or (iii) the Special Meeting Request relates to an item of business that is not a proper subject for shareholder action under applicable law.

(e) A shareholder may revoke a Special Meeting Request at any time by written revocation delivered to the Secretary, and if, following such revocation, there are outstanding un-revoked requests from shareholders holding less than the requisite number of shares of common stock entitling such shareholders to request the calling of a special meeting in accordance with this Section 2.C, the Board of Directors may, in its discretion, cancel the special meeting. If none of the shareholders who submitted the Special Meeting Request appears or sends a duly authorized agent to present the business to be presented for consideration that was specified in the Special Meeting Request, the Company need not present such business for a vote at such special meeting.

(f) Business conducted at a special meeting requested by shareholders shall be limited to the matters described in the applicable Special Meeting Request and set forth in the applicable notice of meeting, provided that **nothing herein shall prohibit the Board of Directors from submitting additional matters to the shareholders at any such special meeting requested by shareholders.**

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Dean Paranicas <Dean_J_Paranicas@bd.com>
Corporate Secretary